

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 17, 2016

Mr. Thomas R. Greco
Chief Executive Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

      Re: **Advance Auto Parts, Inc.**
              Form 10-K for the Fiscal Year Ended January 2, 2016
              Filed March 1, 2016
              File No. 1-16797

Dear Mr. Greco:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ James Allegretto

                                   James Allegretto
                                   Senior Assistant Chief Accountant
                                   Officer of Consumer Products